UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:          ☒ Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

n/a
____

ChinaGrowth North Acquisition Corporation to Acquire UIB Group Limited

      Share Purchase Agreement

On May 24, 2008, ChinaGrowth North Acquisition Corporation, a Cayman Islands company (“ChinaGrowth” or “Buyer”) entered into a Share Purchase Agreement (the “SPA”), with UIB Group Limited, a British Virgin Islands company (the “Company”), each of the shareholders of the Company listed therein (“Sellers”), each of the founders listed therein (“Founders”), and each of the subsidiaries and affiliates of the Company listed therein (together with the Company, the “Company Group”).

Together with its affiliate, Beijing Union Insurance Broker Co., Ltd. (“UIB Beijing”), a Chinese company, the Company provides insurance brokerage services in China.

ChinaGrowth will survive the business combination contemplated by the SPA (the “Business Combination”)(the “Surviving Company”). After the consummation of the Business Combination, the Board of Directors of the Surviving Company will initially consist of seven members, with five members designated by Sellers and two designated by ChinaGrowth.

Pursuant to the terms of the SPA, ChinaGrowth will acquire all of the shares outstanding of the Company, for a consideration consisting of $2 million in cash, 6,365,001 ordinary shares of ChinaGrowth and, subject to the Company meeting certain targets in its audited after-tax profits, certain additional ordinary shares of ChinaGrowth, as detailed below:

Achieved After-tax Profits for Fiscal	Total Additional Ordinary Shares
Year Ending 12/31/2008	Issuable to Sellers (the amounts do not cumulate)

>= US$15,000,000 but < US$21,000,000	1,407,680
>= US$21,000,000 but < US$27,000,000	6,495,000
>= US$27,000,000	12,713,000

Furthermore, Sellers will be issued, on an all or none basis, an aggregate of 1,200,000 ordinary shares of ChinaGrowth on an annual basis, if, on a consolidated basis, the Surviving Company achieves or exceeds after-tax profits in the following fiscal years:

Fiscal Year Ending December 31	After-Tax Profits
2008	US$30,000,000
2009	US$48,000,000
2010	US$75,000,000
2011	US$116,000,000

The SPA contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction. The consummation of the transactions contemplated by the SPA is subject to certain closing conditions, including without limitation, (a) the approval of the shareholders of ChinaGrowth of (i) the SPA and (ii) an amendment to ChinaGrowth’s memorandum and articles of association to provide for perpetual existence and to increase authorized capital; and (b) less than 20% of the ordinary shares of ChinaGrowth issued in its initial public offering voting against the Business Combination and electing to convert their shares into cash in accordance with ChinaGrowth’s memorandum and articles of association; (c) Sellers have provided its audited financial statements for the fiscal year ending December 31, 2007.

      General

The foregoing is a summary of, and do not purport to be complete descriptions of, the terms, conditions or covenants of the SPA, and such descriptions are qualified in their entirety by reference to the full terms, conditions and covenants of the SPA, a copy of which is attached hereto as Exhibit 2.1.

      Press Release and Conference Call

On May 27, 2008, ChinaGrowth issued a press release regarding the entry into the SPA described above. A copy of the press release is attached hereto as Exhibit 99.1.

As disclosed in the Press Release, ChinaGrowth and the Company will host a conference call to discuss the transactions contemplated by the SPA on Wednesday, May 28, 2008 at 11:00 am ET. Investors may listen to the call via telephone by dialing 1-913-312-1518. A telephone replay will be available shortly after the call and can be accessed by dialing 1-719-457-0820; passcode 48268293. The replay will be available until June 11, 2008.

ADDITIONAL INFORMATION

In connection with the proposed Business Combination contemplated by the SPA, ChinaGrowth will prepare a proxy statement for the stockholders of ChinaGrowth, which ChinaGrowth will file with the Securities and Exchange Commission (“SEC”) on Form 6-K (and will not be subject to SEC review). Stockholders of ChinaGrowth are advised to read, when available, the proxy statement in connection with ChinaGrowth’s solicitation of proxies for the stockholders meeting because the proxy statement will contain important information regarding the proposed transaction. The proxy statement will be mailed to the stockholders of ChinaGrowth as of a record date to be established for voting on the transaction. Stockholders of ChinaGrowth will also be able to obtain a copy of the proxy statement, without charge, by directing a request to ChinaGrowth at its principal executive office. The proxy statement, once available, can also be obtained, without charge, at the U.S. Securities and Exchange Commission’s internet site (http://www.sec.gov ).

ChinaGrowth and its directors and officers may be deemed to be participants in the solicitation of proxies from ChinaGrowth’s stockholders with respect to the Business Combination. Information about ChinaGrowth’s directors and executive officers is available in its Form 20-F for the year ended December 31, 2007, filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy when it becomes available.

Exhibit No.	Description
2.1	Share Purchase Agreement, dated as of May 24, 2008, by and among ChinaGrowth, UIB Group Limited and other parties thereto

99.1	Press Release dated May 28, 2008.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: May 28, 2007	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer